SNIPP INTERACTIVE INC.

SNIPP LAUNCHES 18 NEW PROGRAMS; RECORD NUMBER OF

CAMPAIGNS IN A SINGLE MONTH

April 8th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), (TSX.V:SPN) an international provider of mobile marketing solutions announced today the launch of eighteen new programs over the past month on its proprietary SnippCheck and SnippLoyalty platforms. The 18 programs were launched for nine unique clients, six of which were repeat clients.

Atul Sabharwal, CEO of Snipp, said, “We are extremely pleased with the slate of spring season promotions we just released; these programs encompass household name brands and Fortune 500 companies. They are a validation of our Receipt Processing and Loyalty capabilities across a range of product categories. While we continue to gain traction by adding new clients, we are especially proud of the repeat business we engender from our existing clients. We will continue to offer new solutions using our proprietary technology to add value to our clients and revenues to the company.”

Below are brief descriptions of the campaigns. For contractual and competitive reasons, Snipp does not disclose the names of some of its clients on public releases.

CPG Interactive Instant Win Game and Tiered Rewards Promotion: One of the fastest-growing CPG companies in the United States is running a promotion on the SnippCheck platform to leverage their sponsorship of the MLB 2015 season and increase crosspurchase amongst their brands. Consumers who purchase any qualifying products from participating stores can submit their receipt by picture text messaging, email or web upload. Once SnippCheck validates the receipts, consumers are rewarded with a chance to swing and win prizes. The number of swings they get is based on the number of products they purchase. See more here: http://bit.ly/1Cge6RN

Two Game Season Promotions for Leading Charcoal Brand. A category-leading charcoal brand (and repeat Snipp client) launched 2 new promotions on the SnippCheck platform this past month. A previous campaign done for this client was a finalist for an Effie award.

To help the brand increase sales for the March game season, Snipp created a promotion where customers who purchase two bags of the product in a single transaction during the promotion period can snap and send in a photo of their receipt to receive a coupon for a free bag of charcoal. Snipp is handling all aspects of the campaign execution including microsite creation and hosting, enabling multiple forms of entry, validating all purchase receipts and mailing out the coupons to qualifying recipients. See more here: http://bit.ly/1NX2asc

Snipp has launched a second promotion for the same brand to drive sampling and influence consumer decision-making through a cross-product promotion. Consumers who buy a charcoal grill from a leading retailer nationwide can send in a photo of their receipt to receive a free bag of charcoal from the client. This is the second year in which Snipp is running this promotion for the brand. See more here: http://bit.ly/1Bnitpp

Nationwide Promotion for Baby Food Brand. A leading baby food and baby products company is leveraging SnippCheck to drive purchase of multiple products for one of its baby food brands. Consumers who purchase 10 qualifying products in a single transaction can submit their receipt online and receive a branded gift set. SnippCheck’s receipt processing technology has been integrated such that customers can submit receipts directly through the client’s website. A Snipp partner company is handling administration, site hosting and fulfillment. The promotion is being advertised on television and in-store nationwide. See more here: http://bit.ly/1DEtQ3y

Loyalty program on Snipp’s Loyalty Engine. A leading manufacturer of professional hand tools and protective equipment has set up a nationwide loyalty program to incentivize and reward their customers. Consumers who purchase any brand product can submit their receipt via email, SMS, web upload or via the client’s mobile app. Once validated by SnippCheck, each purchase earns the consumer points based on the price of the merchandise they purchase and can be redeemed online for various offers. See more here: http://bit.ly/1FfAzMf

Food and Beverage Retailer Specific Promotion. A global food and beverage giant has launched a retailer-specific promotion to reward customers for the purchase of a newly launched citrus flavored soda. Customers can purchase increments of four 12 oz. bottles in one transaction at participating stores and receive redemption codes for branded Mason Jars that will be sent to them. There is a limit of 3 rewards per customer for this promotion. SnippCheck’s receipt processing technology is validating all receipts for the promotion and post validation sending a unique code and redemption link to the consumer, who can claim their reward through a fulfillment partner company. See more here: http://bit.ly/1CKMZgI

CPG Personal Care Promotion and Sweepstakes. A company that manufactures Antibacterial Hand Wipes is running a nationwide promotion on Snipp’s receipt processing platform, offering its consumers tickets to the biggest regional theme park company in the world. Consumers who purchase any brand product (excluding travel size items) in a single transaction from any retailer nationwide can submit their receipt to earn a free kid’s ticket with the purchase of a general admission ticket (or $10 off one full price ticket to the theme park). In addition, when a user submits their receipt they can also register for a sweepstakes. See more here: http://bit.ly/1DEBtHk

Snipp has launched three programs for brands across different industries for a large marketing promotions firm. Snipp is handling the program management, site development and hosting, receipt processing, winner drawing, prize procurement and fulfillment for these promotions.

Mothers’ Day Instant Win and Sweepstakes For Cereal Brand. For the time leading up to Mothers’ Day, mothers who purchased the qualifying cereal brand at specific retailers could submit their receipts to earn instant gifts and an entry into the grand prize sweepstakes. Snipp also built a referral program into the promotion, where users have the option to share the $1 instant win coupon they received to get an additional entry to the sweepstakes. See more here: http://bit.ly/1NTirfY

Spirits Brand State-Specific Sweepstakes. Consumers from within the state can text in a keyword or visit the promotion site to enter to win fashion, entertainment and event gift-cards. The age and resident state for each entrant is validated by Snipp prior to entering the contest. See more here: http://bit.ly/1akDqv6

CPG Household Promotion and Sweepstakes. To drive an increase in basket size for a leading household cleaning brand, the company is running a promotion where consumers who purchase $15 of participating brand products in one transaction can send in their receipts to receive a coupon with $10 of savings and an entry into a sweepstakes for a chance to win tickets to the All Star game. See more here: http://bit.ly/1Gou27G

CPG Health and Wellness Spring Promotion. A Fortune 100 company and repeat Snipp client has launched another program on the SnippCheck platform to drive registrations on their site and increase basket size at national retailers and key customer accounts. During this spring promotion, consumers that spend $20 on 2 different participating brands can submit their qualifying receipt to receive an entry into the sweepstakes.

A leading coupon site has launched six in-app offers this past month leveraging the SnippCheck API. Consumers can send in their receipts through the company’s app and once validated, receive their credit reward.

Home Improvement and Construction Products and Services. Consumers get $5 a PayPal credit when they spend $50 or more in-store at this large retailer.

Fast Food Sandwich Restaurant Franchise: The purchase of a foot-long sandwich at this sandwich restaurant chain earns the consumer $1 via PayPal.

Sporting Goods Corporation: Consumers who purchase $20 of products from this Fortune 500 American sporting-goods company get $5 via PayPal.

International Fast Food Chain Restaurant: In this promotion for a leading fast food restaurant brand, consumers who purchase $8 of food get $2 via PayPal.

Home Improvement and Appliance Stores. Customers of this well known home improvement brand of stores get a $5 store gift card on the purchase of $50 of products.

Sports Gear Mega Stores: Consumers get $5 PayPal credit when they spend $50 at this large sporting goods retailer.

Facial Tissue Retailer-Specific Digital Download Offer. In partnership with a leading movie ticketing company, a global leader in facial tissues is running a promotion on the SnippCheck platform. Consumers that purchase two participating brand products in one transaction at specific retail stores can text their receipt for a $5 digital Visa reward. The offer is being advertised via on-pack stickers, produced by Snipp.

Please visit http://home.snipp.com/clients/ for more Snipp programs and to view the all-new Snipp website

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forwardlooking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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